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             Second Supplement to Prospectus Dated April 13, 1999

     The Supplement dated October 25, 1999 to the Prospectus dated April 13, 1999 is replaced in its entirety by the following:

     ImaginOn has notified the Shaar Fund, Ltd. and World Capital Funding LLC that it has lowered the warrant exercise price for the Group N and Group O warrants owned by them, respectively, (see pages12, 14 and 15 in the Prospectus) from $6.424 per share to $3.50 per share, payable in cash for the period beginning at 12:01 a.m. Pacific Standard Time October 27, 1999, until October 29, 1999 at 5:00 p.m. Pacific Standard Time.

     All other terms in the abovementioned warrants stay the same and have not been modified or amended.

     The October 26, 1999 closing price for ImaginOn common stock on the NASDAQ SmallCap Market was $ 3.28125 per share.

                The date of this Supplement is October 27, 1999